Morgan Stanley Series Funds

522 Fifth Avenue

New York, NY 10036

March 5, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Series Funds: Morgan Stanley Commodities Alpha Fund (File No. 333-143505)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Series Funds (the “Trust”) filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007 relating to the establishment of the Morgan Stanley Commodities Alpha Fund (the “Fund”), a portfolio of the Fund. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 5, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR.

Response 1. This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please convert the language in “all caps” on the first page of the Statement of Additional Information into standard sentence capitalization.

Response 2. The noted language contains the red herring legend and has been removed.

Comment 3.

As the Fund has “commodities” in its name, please confirm that the Fund meets the definition of “investment company” found in Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 3. The permitted investments of the Fund include, among other types of investments, commodity-linked notes, fixed income securities and money market instruments. Due to its investments in these types of securities, the Fund will meet the definition of “investment company” under the cited sections of the 1940 Act.

Comment 4.	Please confirm whether the appropriate box relating to the effective date was checked on the facing page of the registration statement.

Response 4. The appropriate box indicating that the filing will become effective 75 days after filing pursuant to paragraph (a)(2) was checked on the facing page.

COMMENTS TO THE PROSPECTUS

Comment 5.	Confirm that the commodity-linked derivatives in which the Fund may invest do not include the commodity derivatives that were the subject of IRS ruling 2006-1.

Response 5. The commodity-linked derivatives in which the Fund may invest do not include the derivatives that were subject to IRS ruling 2006-1.

Comment 6.	With respect to the Cayman subsidiary in which the Fund invests (the “Subsidiary”), please address the following:

a. Confirm that the Subsidiary has a Board of Directors.

Response 6 a. The Subsidiary has a Board of Directors. Additional disclosure regarding the Board has been added to the Prospectus.

b. Identify the members of the Board of Directors of the Subsidiary.

Response 6 b. Messrs. Ronald Robison, James Garrett and Paul Martin are the members of the Board of Directors of the Subsidiary.

c. Confirm that the Directors of the Subsidiary will sign this Registration Statement.

Response 6 c. The Directors of the Subsidiary will sign the Registration Statement.

d. Describe the advisory arrangement with the Subsidiary. Explain whether the Subsidiary has a separate advisory contract. If so, note that this must meet the requirements of the 1940 Act.

Response 6 d. The Adviser and Sub-Adviser to the Fund will provide the same investment advisory and sub-investment advisory services to the Subsidiary as they provide to the Fund. These services will be provided to the Fund and the Subsidiary pursuant to the same investment advisory and sub-investment advisory contracts. Additional disclosure describing this arrangement has been added to the Prospectus.

e. Confirm that the Subsidiary complies with all 1940 Act investment limitations and books and records requirements.

Response 6 e. To the extent applicable, the Subsidiary complies with all requirements of the 1940 Act regarding investment limitations and books and records requirements.

f. Confirm that the Subsidiary sells its securities only to the Fund.

Response 6 f. The Subsidiary sells its securities only to the Fund. Additional disclosure describing this arrangement has been added to the Prospectus.

g. Confirm how the financial statements of the Subsidiary will be presented.

Response 6 g. Regulation S-X, Rule 6-03(c)(i) states that statements of investment companies may be consolidated only with the statements of subsidiaries which are investment companies. We do not believe the Subsidiary qualifies as an investment company under SEC guidelines.

The Fund will not consolidate the assets, liabilities, capital or operations of the Subsidiary into its financial statements. Rather, the Subsidiary will be separately presented as an investment in the Fund’s Statement of Investments. Unrealized appreciation or depreciation on the Fund’s investment in the Subsidiary is recorded in the Fund’s Statement of Operations. The full audited (in the case of annual reports) and unaudited (in the case of semiannual reports) financial statements of the Subsidiary will be included with the Fund’s annual and semiannual reports, respectively.

h. In the Fee Table relating to the Fund, consider whether to add a line item for the expenses of the Subsidiary.

Response 6 h. The expenses of the Subsidiary will be paid by the Investment Adviser. This has been noted in the Fee Table.

i. Provide a letter of counsel to the Staff that there are no violations of Section 7(d) of the 1940 Act or any provision of the Securities Act of 1933, as amended with respect to the Subsidiary.

Response 6 i. Such letter will be provided to the Staff.

j. Provide supplemental explanation for the tax reasons for the structure in which the Fund has a wholly-owned Subsidiary in which it invests up to 25% of its assets.

Response 6 j. The Fund intends to qualify as a regulated investment company for federal income tax purposes. To qualify as a RIC, at least 90% of the gross income of the Fund must be derived from certain qualifying sources or income. The IRS has issued a revenue ruling which holds that income derived from commodity-linked swaps is not qualifying income under Subchapter M of the Internal Revenue Code. As such, the Fund’s ability to utilize commodity-linked swaps as part of its investment strategy is limited to a maximum of 10% of its gross income. However, the IRS has recently issued a number of private letter rulings concluding that income derived from subsidiaries similar to the Subsidiary will be qualifying income, even if the Subsidiary itself owns commodity-linked swaps. The Fund does not itself intend to seek a ruling from the IRS with respect to its investments. However, based on the analysis in the recent private letter rulings, the Fund intends to treat its income from the commodity-linked notes and the Subsidiary as qualifying income. The Fund believes that these conclusions would be upheld if challenged. This disclosure is contained in the Prospectus, in the section entitled “Additional Risk Information—Tax Treatment of the Fund’s Investment Strategies”.

k. Confirm that the Subsidiary employs proper custody arrangements.

Response 6 k. The Subsidiary employs proper custody arrangements.

l. Confirm that the Subsidiary complies with the fidelity bond requirements of the 1940 Act.

Response 6 l. The Subsidiary complies with the fidelity bond requirements of the 1940 Act.

Comment 7.

The language in the section entitled Principal Investment Strategies indicates that “the Fund will invest up to 25% of its assets in a wholly-owned subsidiary”. Confirm whether this includes 25% or amounts below 25%.

Response 7. The Fund may invest up to, and including, 25% of its assets in the Subsidiary.

Comment 8.	Confirm whether the Subsidiary is owned by the Fund or the Investment Adviser.

Response 8. The Subsidiary is wholly-owned by the Fund.

Comment 9.	Confirm whether additional disclosure regarding the corporate structure of the Subsidiary is contained elsewhere in the registration statement.

Response 9. Additional information regarding the corporate structure of the Subsidiary has been added to the section of the Prospectus entitled “Fund Management—Investment in Wholly Owned Subsidiary.”

Comment 10.

In the section entitled Principal Investment Strategies, the disclosure states that the fixed income securities in which the Fund invests may be issued by foreign issuers. If these include issuers in emerging market countries, consider adding appropriate disclosure.

Response 10. The Fund will not invest in securities of foreign issuers located in emerging market countries.

Comment 11.	Consider adding additional disclosure relating to the risks associated with investments in mortgage securities in light of the current issues relating to sub-prime mortgages, if applicable.

Response 11. The requested disclosure is included in the section of the prospectus entitled “Additional Risk Information—Mortgage Securities”.

Comment 12.

In the section entitled Principal Investment Strategies, it states that “the Fund’s investments in money market instruments may also include investments in affiliated or non-affiliated money market funds.” If the Fund engages in affiliated investments, confirm whether this is done pursuant to an order issued by the SEC.

Response 12. Any investments by the Fund in affiliated money market funds will be made in compliance with Rule 12d under the 1940 Act.

Comment 13.	Please add the concept of high risk to the discussion of high yield securities.

Response 13. The requested disclosure has been added to the section entitled “Additional Investment Strategy Information—High Yield Securities (“Junk Bonds”) and Restricted Securities”.

Comment 14.	Please confirm that you are complying with the SEC release regarding investments in other investment companies.

Response 14. To the extent that the Fund invests in other investment companies, the required disclosure will be included in the fees and expenses table and corresponding footnotes.

Comment 15.	The Order Processing Fee language on page 6 differs from that on page 19 of the Prospectus. Amend if necessary.

Response 15. The disclosure on page 19 has been revised.

Comment 16.	In the section entitled “Additional Risk Information—Tax Treatment of the Fund’s Investment Strategies”, please describe the consequences to an investor if the Fund ceases to qualify as a RIC.

Response 16. The requested disclosure has been added.

Comment 17.

The section entitled “Fund Management” contains a description of the advisory fee, explaining that “the advisory fee is based on the Fund’s average daily net assets.” Confirm whether this includes the assets of the Subsidiary. If not, explain how the assets of the Subsidiary are accounted for in the payment of the advisory fee.

Response 17. The advisory fee is paid to the Investment Adviser by the Fund. This fee is based on the value of the Fund’s assets, including the value of the shares of the Subsidiary that are owned by the Fund.

Comment 18.

The section entitled “Shareholder Information—Pricing Fund Shares” explains that “the price of the Fund’s shares... is based on the value of the Fund’s portfolio securities.” Confirm whether this includes the value of the securities owned by the Subsidiary.

Response 18. As stated above, the price of the Fund’s shares is based on the value of the Fund’s portfolio securities. The Fund’s portfolio securities include the shares of the Subsidiary purchased by the Fund. Therefore, the value of the shares of the Subsidiary owned by the Fund is included in the determination of the price of the Fund’s shares.

Comment 19.	Confirm whether the Fund is the only investor in the Subsidiary.

Response 19. The Fund is the only investor in the Subsidiary.

Comment 20.

In the section entitled “Frequent Purchases and Redemptions of Fund Shares”, the last paragraph states that the Fund may rely on financial intermediaries to monitor frequent short-term trading within the Fund. If the Fund is relying on the monitoring policies of these financial intermediaries, so state and identify the types of intermediaries on which the Fund is relying for this monitoring.

Response 20. The Fund’s Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares. Except as described in the Prospectus, these policies and procedures are applied uniformly to all shareholders. With respect to trades that occur through omnibus accounts at financial intermediaries, the Fund has requested assurance that intermediaries currently selling Fund shares have internal policies and procedures in place to address market-timing concerns and requires all prospective intermediaries to agree to cooperate in enforcing the Fund’s policies. Omnibus accounts generally do not identify customers’ trading activity to the Fund on an individual basis, therefore, with respect to these trades, to some extent, the Fund relies on the intermediary to monitor frequent short-term trading within the Fund by the intermediary’s customers. This, along with the types of intermediaries on which the Fund relies, is disclosed in the section of the Prospectus entitled “Frequent Purchases and Redemptions of Fund Shares”.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 21.	Please confirm whether the Fund’s investment in the Subsidiary falls within the Fund’s concentration policy set forth under Investment Restriction (1).

Response 21. Investment Restriction (1) addresses industry concentration. As described in the Prospectus, the Subsidiary may make many types of investments, subject to the same investment restrictions and limitations and following the same compliance policies and procedures as the Fund. The Subsidiary does not concentrate its investments in a particular industry.

Comment 22.	Consider presenting the data describing the other accounts managed by the portfolio managers of the Fund in tabular format.

Response 22. We respectfully acknowledge the comment, but believe that the format of the current disclosure complies with Form N-1A and is not confusing to investors.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993. Thank you.

Best regards,

/s/ Debra Rubano